UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF JANUARY 2010
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant’s name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TABLE OF CONTENTS	Page

Entry into Material Definitive Agreements	3
Unregistered Sales of Equity Securities	4
Recent Developments	4
Signature	6
Exhibit Index	7

EX-99.1 Form of Securities Purchase Agreement
EX-99.2 Form of [A/B] Warrant
EX-99.3 Form of Registration Rights Agreement
EX-99.4 Form of Voting Agreement
EX-99.5 Form of Lock-up Agreement
EX-99.6 Press Release

This Report on Form 6-K shall be incorporated by reference in the Registration Statement (Registration No.333-161983) of A-Power Energy Generation Systems, Ltd. (the “Company”) on Form F-3 and in the prospectus filed as part of such registration statement, and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the Securities and Exchange Commission (“SEC”) by the Company.

Entry into Material Definitive Agreements

On January 21, 2010, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain institutional investors (the “Buyers”). Pursuant to the Agreement, the Company has agreed to sell to the Buyers (i) 5,777,932 Common Shares, par value $0.0001 per share (“Shares”) and (ii) two series of warrants to purchase an additional aggregate amount of 2,888,966 Shares of the Company (the “Warrants”). The Agreement and a form of warrant for the two series of Warrants are attached hereto as Exhibits 99.1 and 99.2, respectively. The Agreement contains customary representations and warranties by the Company and each of the Buyers (several and not joint) and customary covenants and agreements by the Company, including, among others, agreements pertaining to the listing of the Shares and the Warrants, the continued availability of public information regarding the Company, certain disclosure obligations of the Company and certain timing limitations on subsequent offers and sales of securities by the Company.

The Warrants will be divided between 2,099,822 Series A Warrants and 789,144 Series B Warrants. The Series A Warrants will initially be exercisable for a price of $16.90 per Share and the Series B Warrants at an initial price of $16.91 per Share. The Series A Warrants and the Series B Warrants are first exercisable six months after their date of issuance. In addition to adjustments resulting from share splits, reverse splits and similar events affecting all of the holders of the Company’s Common Shares, the Warrants are subject to adjustment for certain dilutive issuances of securities by the Company. Until such time as the Company has received an aggregate of $65 million in proceeds from the sale of securities (net of any proceeds that are repaid or returned by the Company within a one year period), if the Company issues any securities (subject to certain exclusions) at a price less than the then applicable exercise price, the exercise price of the Warrants is reduced to such lower issuance price (full ratchet anti-dilution). Once the Company has received an aggregate of $65 million from the sale of securities, the adjustment to the exercise price of the Warrants for any such dilutive issuance will be made on the basis of weighted average anti-dilution. No adjustments for any such dilutive issuance will be made following the third anniversary of the issuance date of the Warrants, regardless of the amount of proceeds received by the Company from the sale of securities. No additional Shares will be issued with respect to any dilutive issuances in respect of the Series A Warrants and no adjustments will be made to the exercise price of the Series B Warrants with respect to any dilutive issuances if such issuance or adjustment would result in the violation of applicable rules of the Nasdaq Stock Market, unless and until approval by the shareholders of the Company for these issuance or adjustments (“Shareholder Approval”) has first been obtained in accordance with the rules of the Nasdaq Stock Market. The Company has agreed to seek Shareholder Approval under Nasdaq rules at the Company’s next annual meeting to occur no later than October 31, 2010 in order to permit such additional issuances of shares or adjustments to the exercise price in relation to the Series A Warrants and Series B Warrants, respectively. Each of the Warrants is exercisable for five years after the initial date the warrants become exercisable.

The Company and the Buyers also entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to file with the U.S. Securities and Exchange Commission a registration statement on Form F-3 covering the Shares, the Warrants and the resale of the Shares issuable to the Buyers upon exercise of the Warrants. The Company has agreed to file such registration statement and to cause it to become effective no later than 120 days after the issuance date of the Warrants and Shares. The Registration Rights Agreement is attached hereto as Exhibit 99.3. The Company would be required to pay to the Buyers certain liquidated damages if the registration statement does not become effective prior to this date and thereafter if the effectiveness of the registration statement is not maintained.

The Company also entered into a voting agreement (the “Voting Agreement”) with Mr. Jinxiang Lu, the Chief Executive Officer, and John S. Lin, the Chief Operating Officer pursuant to which such shareholders have agreed to vote to approve, with respect to the Warrants, the issuance of additional Shares or adjustments to the exercise price upon dilutive issuances that are subject to Shareholder Approval. A form of the Voting Agreement is attached hereto as Exhibit 99.4. Mr. Lu and Mr. Lin also entered into lock-up agreements with the Company pursuant to which each of them has agreed not to sell or offer to sell the Common Shares held by them for up to 270 days after closing. A form of the lock-up agreement is attached hereto as Exhibit 99.5.

The foregoing description of the Securities Purchase Agreement and related documents does not purport to be a complete description of the terms of the documents, and this description is qualified in its entirety by the terms of the definitive documents or forms thereof which are attached as exhibits to this Report on Form 6-K, and which are incorporated by reference.

A press release announcing the agreement between the Company and the Buyers with respect the sale of the Shares and the Warrants is attached hereto as Exhibit 99.6.

Unregistered Sales of Equity Securities

The description of the issuance and terms of the Warrants and other agreements entered into by the Company set forth above is hereby incorporated by reference under this caption.

Upon closing of the transaction the Company will issue the Shares and the Warrants in reliance, in part, on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (“Securities Act”) and in part, on the exemption for certain offshore offers and sales of securities pursuant to Regulation S under the Securities Act.

Recent Developments

On September 16, 2009, the Company signed a definitive contract to acquire 100% of EVATECH Co., Ltd. (“EVATECH”) of Kyoto, Japan, a 22-year-old designer and manufacturer of industrial equipment for LCDs (liquid crystal displays), PDPs (plasma display panels) and, more recently, amorphous-silicon (a-Si) photovoltaic (PV) panels. The total consideration is US$49.9 million in cash. EVATECH is currently undergoing a rehabilitation process in the courts of Japan related to its corporate and debt restructuring. The Company is to fund 55% of the transaction, and 45% is expected to be funded from foreign-investment grants from various levels of the local government in China. The transaction was expected to be funded by the Company and close prior to December 31, 2009, however, the Company applied to the courts in Japan for an extension of the funding date to January 25, 2010, which was granted by the court. Although the Company expects to fund the acquisition prior to such date, in the event it fails to do so, the Company may apply for a further extension through the courts in Japan, however, no assurance can be given that such extension will be granted and, should the Company require but not receive a further extension, the Company may not be able to complete its acquisition of EVATECH. The Company expects to employ a portion of the proceeds it will receive from its recently announced private placement transaction for this purpose. The remainder of such proceeds, when received, have been designed for investment in additional components for manufacturing of turbines, funding of existing projects and additional working capital.

On July 10, 2009 Shenyang Power Group Company Limited (“SPG”), a 60%-owned subsidiary of the Company, signed a Memorandum of Understanding ("MOU") with Macau Natural Gas Co., Ltd. ("MNG") to construct an offshore liquefied natural gas ("LNG") complex to import, store and re-gasify LNG and to distribute natural gas to Macau and elsewhere. The MOU contemplates establishment of a project company to undertake the construction of the LNG terminals. Although the parties anticipated signing definitive agreements prior to December 31, 2009, certain licenses and approvals from the China National Development and Reform Commission ("NDRC") and the local Macau government required for the project have yet to be obtained, and the parties have postponed completion of definitive agreements. Unless such licenses and approvals are obtained, the Company does not expect that the parties will complete definitive agreements to proceed with this project.

On December 16, 2009, SPG entered into an Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") with United States Renewable Energy Group Wind Partners I, LLC, a Delaware limited liability company ("USREG Wind"). USREG Wind is indirectly jointly owned and controlled by US Renewable Energy Group and Cielo Wind Services, Inc. ("Cielo"). Under the LLC Agreement, SPG and USREG Wind have established a Delaware limited liability company ("Project Company") that will own, design, develop, construct, manage and operate a wind energy power plant to be located in Texas with a total nameplate capacity of 600MW (the "Project"). The Company has been designated to supply turbines to the Project.

The LLC Agreement called for the making of a cash capital contribution from SPG into the Project Company in the amount of US$40 million by December 28, 2009. That capital contribution was not made by such date due to delays in obtaining certain China central government approvals for such funding from the NDRC. Management of the Company believes the reason for this delay is procedural and not substantive. Management fully expects that such approvals will be forthcoming and such funding will be made in the near term. Under the LLC Agreement USREG Wind’s sole and exclusive remedy for the non-occurrence of such contribution by December 28, 2009 is termination of the LLC Agreement. SPG has not received any threat or declaration of termination of the LLC Agreement as of the date hereof.

The Company is in the process of developing and implementing remediation plans to improve its internal control over financial reporting. Management of the Company expects to complete its remediation activities with respect to additional inadequacies in its internal control by the fourth quarter of 2010. Notwithstanding management's remediation activities, the Company expects to receive a qualified report related to its internal controls from its independent auditors in connection with the Company's upcoming annual report filing on Form 20-F for fiscal year ended December 31, 2009.

The Company has appointed Michael Zhang as Vice President in charge of compliance matters. Mr. Zhang will be responsible for working to further develop and improve the Company’s internal financial and disclosure controls and monitoring and maintaining the Company’s compliance with the requirements of the Sarbanes-Oxley Act (SOX) and the rule adopted pursuant to SOX.  Mr. Zhang most recently was the Executive Director of Business Risk Services at Ernst & Young (China) Advisory Limited.  In this role, he provided internal control consulting for a number of Chinese IPOs including China South Locomotive& Rolling Stock Corporation Limited,  BBMG Corporation, Tangshan Ganglu Iron & Steel Co., LTD., and others. Mr. Zhang also provided internal audit consulting services for China South Locomotive& Rolling Stock Corporation Limited and China Mobile.  Additionally, his consulting services included financial function, enterprise performance, and M & A services to Chinese clients.

From April 2005 to April 2007, Mr. Zhang was the Director of Enterprise Risk Services at Deloitte Touche Tohmatsu CPA Ltd. where he conducted SOX Section 404 and risk management consulting services to Petrol China and China Net Com in addition to internal audit and control consulting services to other clients. From November 1999 to April 2005, he was the Director of the Internal Audit  Dept. at Lenovo Group Ltd. He also was employed as a software engineer and was the Manager of the Joint Venture Audit Function at China National Petroleum Corporation. Mr. Zhang received an MBA in Finance in 2007 from Hong Kong Chinese University and has degrees in Quantitative Economics from Renmin University and Computational Mathematics from Northwest University.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: January 21, 2010

EXHIBIT INDEX
Exhibit No.	Description

99.1	Form of Securities Purchase Agreement
99.2	Form of [A/B] Warrant
99.3	Form of Registration Rights Agreement
99.4	Form of Voting Agreement
99.5	Form of Lock-up Agreement
99.6	Press Release